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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 29

                                       TO

                                 SCHEDULE 14D-9
                  (AS AMENDED AND RESTATED AT JANUARY 6, 1998)

                               ----------------

                 SOLICITATION/RECOMMENDATION STATEMENT PURSUANT
                           TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                               SAFETY-KLEEN CORP.
                           (NAME OF SUBJECT COMPANY)

                               SAFETY-KLEEN CORP.
                     (NAMES OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON SHARE PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   786484105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              DONALD W. BRINCKMAN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                               ONE BRINCKMAN WAY
                           ELGIN, ILLINOIS 60123-7857
                                 (847) 697-8460

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               ----------------

                                WITH A COPY TO:
                             DENNIS N. NEWMAN, ESQ.
                         SONNENSCHEIN NATH & ROSENTHAL
                                  SEARS TOWER
                            CHICAGO, ILLINOIS 60606
                                 (312) 876-8000

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                                 INTRODUCTION

  Safety-Kleen Corp. ("Safety-Kleen") hereby amends and restates Amendment No. 28 to its Solicitation/ Recommendation Statement on Schedule 14D-9; such Amendment No. 28 amended and supplemented Safety-Kleen's Solicitation/Recommendation Statement on Schedule 14D-9, as amended and restated at January 6, 1998 and amended by Amendments Nos. 1 through 27 inclusive (as amended, the "Schedule 14D-9"), with respect to the exchange offer made by LES Acquisition, Inc. (the "Offeror"), a wholly-owned subsidiary of Laidlaw Environmental Services, Inc. ("LLE"), for all of the outstanding Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  Item 1 of the Schedule 14D-9 is restated without change:

  The name of the subject company is Safety-Kleen Corp., a Wisconsin corporation ("Safety-Kleen"). The address of the principal executive offices of Safety-Kleen is One Brinckman Way, Elgin, Illinois 60123. The title of the class of equity securities to which this Statement relates is the common stock, par value $0.10 per share (the "Common Stock"), of Safety-Kleen, including the associated common share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of November 9, 1988, as amended (the "Rights Agreement"), between Safety-Kleen and The First National Bank of Chicago, as Rights Agent. References herein to the "Shares" means shares of the Common Stock and shall, unless the context requires otherwise, include the Rights.

ITEM 2. TENDER OFFER OF THE BIDDER

  Item 2 of the Schedule 14D-9 is hereby amended and restated to read as follows:

  On March 16, 1998 and March 18, 1998, LLE filed supplements to its amended prospectus dated January 28, 1998 (the "Amended Prospectus," and as so supplemented, the "Revised Amended Prospectus") with the Commission, amending its exchange offer to acquire all of the outstanding Shares. Under the terms and subject to the conditions described in the Revised Amended Prospectus, LLE and the Offeror offer to exchange $18.30 net to the Seller in cash and 2.80 shares of LLE Common Stock (the cash and stock consideration is sometimes collectively referred to herein as the "Revised LLE Offer Consideration"), for each outstanding Share (the "Revised LLE Offer"). This Statement relates to the Revised LLE Offer.

  The Revised LLE Offer is made pursuant to an Agreement and Plan of Merger, dated as of March 16, 1997 among Safety-Kleen, LLE and the Offeror ("LLE Merger Agreement"). Safety-Kleen entered into the LLE Merger Agreement following (i) the failure of the Agreement and Plan of Merger dated as of November 20, 1997 by and among SK Parent Corp. (a newly formed company owned by Philip Services Corp. and affiliates of two merchant banks), SK Acquisition Corp. and Safety-Kleen ("Philip Merger Agreement; the merger contemplated thereby is referred to below as the "Philip Merger") to receive shareholder approval at the Safety-Kleen shareholders meeting on March 9, 1998, (ii) termination of the Philip Merger Agreement by Safety-Kleen and (iii) subsequent negotiations with LLE. The Philip Merger Agreement provided for Safety-Kleen to pay SK Parent Corp.'s expenses related to the Philip Merger (up to $25 million) upon such termination of the Philip Merger Agreement and, upon entering into an agreement for a sale of Safety-Kleen (such as the LLE Merger Agreement) within nine months after November 20, 1997, to also pay a fee of $50 million to SK Parent.

  The LLE Merger Agreement provides, among other things, for the making of the Revised LLE Offer by the Offerer and further provides that, following the completion of the Revised LLE Offer and the satisfaction or the waiver of certain conditions set forth in the Merger Agreement, the Offerer will be merged with Safety-Kleen (the "LLE Merger", and together with the Revised LLE Offer, the "LLE Transaction"). The LLE Merger Agreement provides that in the LLE Merger, Safety-Kleen shareholders would receive, per Share, the Revised LLE Offer Consideration. The terms of the LLE Merger Agreement are summarized in Item 3(b).
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  If Safety-Kleen is a "resident domestic corporation" for purposes of the
Wisconsin Statutes, then unless LLE acquires beneficial ownership of at least 90% of the outstanding Shares, the subsequent merger of the Offeror into Safety-Kleen would have to be approved by both (a) the holders of at least 80% of the outstanding Shares and (b) the holders of 66 2/3% of the outstanding Shares not held by LLE or its affiliates, unless certain fair price standards are satisfied. There can be no assurance that LLE would obtain the required shareholder approval or that the Revised LLE Offer Consideration would satisfy those fair price standards. See "Item 8, Additional Information To Be Furnished--(c) State Takeover Statutes" in the Schedule 14D-9 (as amended and restated at January 6, 1998).

  According to the Amended Prospectus, the address of the principal executive offices of the Offeror and LLE is 1301 Gervais Street, Suite 300, Columbia, South Carolina 29201.

ITEM 3. IDENTITY AND BACKGROUND.

  Item 3(b)(2), (3) and (4) of the Schedule 14D-9 are hereby amended and restated, and Item 3(b)(5) and (6) are hereby added, as follows:

  (b)(2) Certain Executive Compensation and Other Employee-Related Matters in Connection with a Change of Control of Safety-Kleen. The consummation of the Revised LLE Offer will affect the compensation and benefits to the directors and executive officers of Safety-Kleen as follows:

  Vesting of Stock Options. All of the outstanding stock options to purchase Shares granted by Safety-Kleen (including stock options related to limited stock appreciation rights) immediately vest and become exercisable upon a "change of control", which would occur upon consummation of the Revised LLE Offer. In addition, within three days of a "change of control" of Safety-Kleen, holders of options related to limited stock appreciation rights may receive for each Share subject to such option, an amount in cash equal to the excess, if any, of the change of control value (generally, the greater of the highest price at which the Shares trade in the 180 days prior to such change of control, or the offer consideration, which the Compensation Committee of the Board, which administers the plans under which the options were granted, has determined is $30.30 for this purpose) over the per Share exercise price of such option, reduced by the amount of withholding or other taxes required by law to be withheld. As of March 13, 1998, directors and executive officers held in the aggregate options to purchase 2,285,614 Shares (including 2,180,614 options related to limited stock appreciation rights).

  Change of Control Severance Agreements. In August, 1997, Safety-Kleen entered into Change of Control Severance Agreements with its 14 executive officers and five other employees of Safety-Kleen who are not executive officers. The Board of Directors of Safety-Kleen approved the Change of Control Severance Agreements in order to close the gap between the prior change of control agreements adopted by Safety-Kleen in 1990 and current competitive practices for change of control agreements. Each Change of Control Severance Agreement provides for, among other things: (a) a three-year employment period, beginning on the date of a Change of Control (as defined in such agreements; a Change of Control would occur upon consummation of the Revised LLE Offer) at a guaranteed annual base salary equal to at least 12 times the highest base monthly salary payable during the 12-month period immediately preceding the Change of Control, with increases consistent with increases in base salary awarded to other peer executives of Safety-Kleen; (b) a guaranteed bonus for each bonus plan performance period (under each bonus arrangement) ending within such three year employment period; (c) continued participation in the incentive, savings, retirement, welfare and other fringe benefit plans sponsored by Safety-Kleen; (d) full vesting on the date of the Change of Control of all stock options (or a lump sum payment of the spread of all non-vested, forfeited options); and (e) full payment on the date of the Change of Control, of the value of the executive's accrued benefits under Safety-Kleen's excess benefit, supplemental retirement and any other nonqualified retirement plans.

  If, during the three year employment period, the executive's employment is terminated by Safety-Kleen (other than for Cause (as defined in such agreements) or by reason of the executive's death or disability), or if the executive terminates employment for Good Reason (as defined in such agreements), the executive will

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receive: (i) guaranteed annual base salary, guaranteed bonus and accrued vacation pay through the date of termination; (ii) previously deferred and unpaid compensation; (iii) an amount equal to three times the sum of the executive's guaranteed base salary and guaranteed bonus in the year in which the termination occurs; (iv) the value of the unvested portion of the executive's accounts under qualified Safety-Kleen plans; (v) reimbursement for unpaid benefits which would have accrued if the executive had remained employed by Safety-Kleen until three years after the Change of Control under Safety-Kleen's excess benefit and supplemental plans; and (vi) continuation of all medical, life insurance and other welfare benefits for a period of three years from termination. The sum of the amounts referred to in clauses (i) and
(ii) is referred to as the "Accrued Obligations".

  If during the three year employment period, the executive's employment is terminated (i) by Safety-Kleen for Cause, as defined, the executive is entitled only to his guaranteed base salary through the date of termination plus any deferred compensation and accrued vacation pay not previously paid;
(ii) by the executive other than for Good Reason, the executive is entitled only to the Accrued Obligations; (iii) by Safety-Kleen for disability, the executive is entitled to receive the Accrued Obligations and disability and other benefits at least equal to the greater of those provided to peer executives by Safety-Kleen immediately prior to the executive's termination and those provided to peer executives by Safety-Kleen at any time during the 90 day period immediately preceding a Change of Control; and (iv) by the executive's death, his estate is entitled to the Accrued Obligations and benefits at least equal to the most favorable in the aggregate as the most favorable provided to the executive during the 90 days preceding a Change of Control.

  Each of the Change of Control Severance Agreements provides that if it is determined that benefits received by the executive thereunder (or otherwise) are subject to any excise tax under Section 4999 of the Internal Revenue Code or any similar excise taxes, then Safety-Kleen will also pay the executive an amount (the "Gross-up Payment") such that, after the payment of all income and excise taxes, the executive will be in the same after-tax position that he would have been in had no excise tax been imposed.

  Each Change of Control Severance Agreement contains a non-compete provision that during the period of the executive's employment and for one year thereafter, prohibits the executive from certain participation in the business of any company engaged in business that directly or materially competes with Safety-Kleen, and certain other competitive activity. Each such agreement also obligates the executive to maintain the confidentiality of Safety-Kleen's Confidential Information (as defined in such agreement).

  Payments that would be made to the persons who are parties to the Change of Control Severance Agreements in the event they are all terminated during the three year employment period after a Change of Control (other than for Cause or by reason of the executive's death or disability) are approximately $46,000,000 for all officers with Change of Control Severance Agreements, including approximately $3,950,000 for Mr. Brinckman.

  The foregoing description of the Change of Control Severance Agreements does not purport to be complete and is qualified in its entirety by reference to the Change of Control Severance Agreement filed as Exhibit 4 hereto and incorporated herein by reference.

  Investment Banking Fees. Mr. Jannotta, a director of Safety-Kleen, is a Senior Director of William Blair & Company L.L.C. ("William Blair"). William Blair will receive a fee from Safety-Kleen upon consummation of the Revised LLE Offer. See "Item 5. Persons Retained, Employed Or To Be Compensated," in the Schedule 14D-9, as amended and restated at January 6, 1998.

  (b)(3) Certain Executive Compensation and Other Employee-Related Matters in Connection with the LLE Merger.

  Indemnification and Insurance. Pursuant to the LLE Merger Agreement, LLE has agreed that all rights to indemnification existing in favor of the present or former directors, officers, employees and agents of Safety-Kleen or any of its subsidiaries as provided in Safety-Kleen's Articles of Incorporation and Bylaws or the articles of incorporation and bylaws of any of Safety-Kleen subsidiaries, as in effect on the date of the LLE Merger

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Agreement, shall survive the LLE Merger and continue in full force and effect for not less than six years after the effective time of the LLE Merger. LLE also agreed, subject to certain limitations, to cause to be maintained in effect for not less than six years after the effective time of the LLE Merger the current policies of directors' and officers' liability insurance maintained by Safety-Kleen and its subsidiaries with respect to matters occurring prior to the effective time of the LLE Merger.

  LLE Merger Agreement Provisions Relating to Benefit Plans. In accordance with the LLE Merger Agreement, Safety-Kleen will use its best efforts to cancel the outstanding stock options not related to limited stock appreciation rights for each Share subject to an option, paying cash in an amount equal to the excess of $30.30 over the exercise price of the option, reduced by the amount of withholding or other taxes required by law to be withheld. However, as required by the terms of Safety-Kleen's outstanding stock options, holders of options related to limited stock appreciation rights will receive for each Share an amount in cash equal to the excess, if any, of the change of control value (generally, the greater of (i) the highest price at which the Shares trade in the 180 days prior to closing of the Revised LLE Offer, or (ii) the Revised LLE Offer Consideration, which the Compensation Committee of the Board, which administers the plans under which the options were granted, has determined is $30.30 for this purpose) over the per Share exercise price of such option, reduced by the amount of withholding or other taxes required by law to be withheld.

  As of March 13, 1998, directors and executive officers held in the aggregate options to purchase 2,285,614 Shares (including 2,180,614 options related to limited stock appreciation rights), including options that will vest upon consummation of the Revised LLE Offer. Upon consummation of the LLE Merger,
(i) the directors who are not officers of Safety-Kleen who hold such options would be entitled to receive approximately the following amounts: Richard T. Farmer, $94,500, Russell A. Gwillim, $94,500, Edgar D. Jannotta $94,500, Karl
G. Otzen, $94,500, Paul D. Schrage, $94,500, Marcia E. Williams, $216,375, and
W. Gordon Wood, $94,500; and (ii) assuming that the Shares do not trade at a price in excess of $30.30 prior to shareholder approval of the LLE Merger, all directors and executive officers who served at any time since the beginning of Safety-Kleen's last fiscal year as a group would collectively be entitled to receive approximately $26,820,000, including approximately $6,035,000 for Mr. Brinckman.

  The LLE Merger Agreement provides that for a period of two years following the effective time of the LLE Merger, LLE intends to provide employee benefit plans and programs for the benefit of employees of the Surviving Corporation and its subsidiaries that are in the aggregate no less favorable to such employees than the employee benefit plans of Safety-Kleen and its affiliates described in the Company disclosure schedule to the LLE Merger Agreement. All service credited to such employees by Safety-Kleen through the effective time of the LLE Merger shall be recognized by LLE or the Surviving Corporation for purposes of eligibility and vesting under any employee benefit plan provided directly or indirectly by LLE or the Surviving Corporation for the benefit of the employees and in which the respective employees participate.

  The LLE Merger Agreement also provides that LLE shall cause the Surviving
Corporation: (i) to honor (without modification) and assume the written employment agreements, severance agreements and other agreements listed on the disclosure schedule to the LLE Merger Agreement, all as in effect on the date of the LLE Merger Agreement; and (ii) not to terminate, or adversely amend in any manner which adversely affects, the benefits described in the Company disclosure schedule to the LLE Merger Agreement that participants in such plans are entitled to thereunder with respect to any periods prior to and including the effective time of the LLE Merger. The LLE Merger Agreement also states that LLE Parent intends to cause the Surviving Corporation to continue to maintain an office in Elgin, Illinois. As permitted by the LLE Merger Agreement, the Board of Directors has authorized the payment of an aggregate of $3 million in special bonuses to executive officers. Mr. Brinckman did not receive such a bonus.

  (b)(4) Arrangements with LLE, its Executive Officers, Directors or
Affiliates.

  Other than the LLE Merger Agreement, the Confidentiality Agreement dated March 13, 1998 and existing and present business relationships (e.g., providing services to each other or considering the purchase or sale of

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discrete assets or operations or alliances) in the ordinary course of business not material to Safety-Kleen or its affiliates and LLE or its affiliates or to the relationship between them and the sale of certain assets of an LLE subsidiary to Safety-Kleen in February 1996 and the accompanying cooperative services agreement which is in the process of being terminated, as of the date hereof there are no contracts, agreements, arrangements or understandings or actual or potential conflicts of interest between Safety-Kleen or its affiliates and LLE, the Offeror or their respective executive officers, directors or affiliates that are required to be disclosed pursuant to the rules and regulations of the Commission.

  (b)(5) LLE Merger Agreement

  Set forth below is a brief description of the material terms of the LLE Merger Agreement and related matters. This description does not purport to be complete and is qualified in its entirety by reference to the LLE Merger Agreement, which is filed as an exhibit hereto and is incorporated herein by reference.

  The Revised LLE Offer. The LLE Merger Agreement provides that the Offeror has extended until March 27, 1998 at Midnight EST (or a later date if required by the Securities and Exchange Commission) the Revised LLE Offer to exchange $18.30 in cash and 2.8 shares of LLE Common Stock for each outstanding Share and that, upon the terms and subject to the prior satisfaction or waiver (except that the Minimum Tender Condition and the Solvency Opinion Condition, each as defined below, may not be waived) of the conditions of the Revised LLE Offer, the Offeror will purchase all Shares validly tendered pursuant to the Revised LLE Offer. Notwithstanding the proposed March 27, 1998 expiration date set forth in the LLE Merger Agreement, the parties have acknowledged that the Revised LLE Offer will be extended until March 31, 1998, the date ten business days from the date hereof. The LLE Merger Agreement provides that if all conditions to the Revised LLE Offer shall not have been satisfied or waived at the scheduled or extended expiration date of the Revised LLE Offer, LLE may, without the consent of Safety-Kleen, extend the Revised LLE Offer until the earlier of June 30, 1998 or satisfaction or waiver of such conditions. In addition, the Revised LLE Offer can be extended for up to five (5) business days (but only twice) if at its scheduled or extended expiration, more than two thirds, but fewer than 90%, of the issued and outstanding Shares have been tendered. See "--Conditions of the Revised LLE Offer" for a description of the conditions to LLE's obligation to purchase Shares pursuant to the Revised LLE Offer.

  The LLE Merger--General. The LLE Merger Agreement provides that the Offeror will be merged with and into Safety-Kleen, with Safety-Kleen becoming a wholly owned subsidiary of LLE. In the LLE Merger, each outstanding Share (other than Shares held by LLE and its affiliates and treasury Shares) will be converted at the Effective Time (as defined below) into the right to receive $18.30 net in cash and 2.8 shares of LLE Common Stock. LLE will also make certain payments necessary to satisfy Safety-Kleen's outstanding debt obligations. Immediately prior to the Effective Time (as defined below) Safety-Kleen will make certain payments with respect to outstanding options under Safety-Kleen's stock option plans.

  As soon as practicable after the conditions to consummation of the LLE Merger described below have been satisfied or waived, and unless the LLE Merger Agreement has been terminated as provided below, articles of merger (the "Articles of Merger") will be filed with the Secretary of State of the State of Wisconsin in accordance with the relevant provisions of the Wisconsin Business Corporation Law ("WBCL"), a certificate of merger (the "Certificate of Merger") will be filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("DGCL") and the parties will make such other filings, recordings or publications required under the WBCL and the DGCL in connection with the LLE Merger. The LLE Merger will become effective upon the date on which the Articles of Merger have been received for filing by the Secretary of the State of Wisconsin and the Certificate of Merger has been received for filing by the Secretary of State of the State of Delaware, or such later date as is agreed upon by the parties and specified in the Certificate of Merger and Articles of Merger, and the time of such effectiveness is hereinafter referred to as the "Effective Time." As a result of the LLE Merger, the separate

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corporate existence of the Offeror will cease and Safety-Kleen will continue as the Surviving Corporation under the name "Safety-Kleen Corp.," and will become a wholly-owned subsidiary of LLE.

  Conversion of Securities. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by LLE, the Offeror or any subsidiary thereof or held in the treasury of Safety-Kleen or any subsidiary of Safety-Kleen, which will be canceled without payment) will be canceled and converted at the Effective Time into the right to receive $18.30 net in cash and 2.8 shares of LLE Common Stock (the "LLE Merger Consideration").

  Pursuant to the LLE Merger Agreement, each share of common stock, par value $.01 per share, of the Offeror issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become at the Effective Time one share of common stock, par value $.01 per share, of the Surviving Corporation.

  Stock Options. The LLE Merger Agreement provides that Safety-Kleen will (a) terminate its 1985 Stock Option Plan, 1993 Stock Option Plan and 1988 Non-Qualified Stock Option Plan for Outside Directors (collectively the "Option Plans"), immediately prior to the Effective Time without prejudice to the rights of the holders of options awarded pursuant thereto and (b) grant no additional options or similar rights under the Option Plans or otherwise on or after the date of the LLE Merger Agreement. "Options" is defined under the Merger Agreement to include each stock option granted by Safety-Kleen, whether pursuant to the Option Plans or otherwise.

  Safety-Kleen agrees in the LLE Merger Agreement to cancel all Options (whether or not then exercisable) that Safety-Kleen has the right to cancel, and to use its best efforts to obtain the consent of each holder of any Options (whether or not then exercisable) that it does not have the right to cancel, to the cancellation of his Options, with all such cancellations to take effect immediately prior to the Effective Time. For Options which may be settled at exercise by issuance of Shares or cash payment pursuant to the terms of the applicable Option Plan, Safety-Kleen agrees, in consideration of such cancellation, to pay to the holders of such Options, immediately after purchase of Shares pursuant to the Revised LLE Offer, for each Share subject to such Option, an amount in cash equal to the excess, if any, of the Revised LLE Offer Consideration (valued for this purpose at $30.30) over the per Share exercise price of such Option, reduced by the amount of withholding or other taxes required by law to be withheld. In the case of Options related to limited stock appreciation rights ("LSARs"), for each Share subject to such Option, Safety-Kleen agrees to pay (consistent with the rights under the Option Plans) upon cancellation of such Options, an amount in cash equal to the excess, if any, of the change of control value (generally, the highest price at which the Shares trade in the 180 days prior to closing of the Revised LLE Offer or, if greater, the Revised LLE Offer Consideration (valued for this purpose at $30.30), over the per Share exercise price of such Option, reduced by the amount of withholding or other taxes required by law to be withheld. As of March 13, 1998, directors, executive officers and other employees held in the aggregate Options to purchase 3,899,068 Shares, 2,263,415 of which were Options related to LSARs.

  Directors and Officers; Articles of Incorporation and Bylaws. The LLE Merger Agreement provides that the directors of the Offeror immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of Safety-Kleen immediately prior to the Effective Time will be the initial officers of the Surviving Corporation except to the extent that LLE designates other or additional officers, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified. The LLE Merger Agreement provides that, at the Effective Time, the Articles of Incorporation and Bylaws of the Surviving Corporation will be amended and restated to be in the form attached as exhibits to the LLE Merger Agreement. See "(b)(2) Certain Executive Compensation and Other Employee-Related Matters in Connection with the LLE Merger--Indemnification and Insurance."

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  The LLE Merger Agreement provides that promptly following the purchase by
LLE and the Offeror of shares pursuant to the LLE Offer, but subject to compliance with Exchange Act Rule 14f-1, LLE shall be entitled to designate at its option up to that number of directors, rounded to the nearest whole number, of Safety-Kleen's Board of Directors, as will make the percentage of Safety-Kleen's directors designated by LLE approximately equal to the aggregate voting power of the Shares held by LLE (and the Offeror). Following the election or appointment of LLE's designees and prior to the Effective Time, any amendment to the Restated Articles of Incorporation or Bylaws of Safety-Kleen, any termination of the LLE Merger Agreement by Safety-Kleen, any extension by Safety-Kleen of the time for the performance of any of the obligations or other acts of LLE or waiver or assertion of any of Safety-Kleen's rights under the LLE Merger Agreement, and any other consent or action by the Board of Directors with respect to the LLE Merger Agreement, will require the concurrence of a majority of the directors (if any) not appointed by LLE. After purchase of Shares pursuant to the Revised LLE Offer but before LLE designees are named as Safety-Kleen directors, the Safety-Kleen Board of Directors has agreed not to act without notice to and the participation of LLE.

  Representations and Warranties. Safety-Kleen, LLE and the Offeror have made certain representations and warranties to each other in the LLE Merger Agreement. Safety-Kleen represents and warrants, among other things, as to the organization and qualifications to do business of Safety-Kleen and its significant subsidiaries, its capitalization, its corporate authority to enter into and perform the LLE Merger Agreement and the absence of conflict of such actions with its other obligations, and its ownership of its subsidiaries. Safety-Kleen also makes certain representations and warranties concerning its financial reports, the absence of certain changes and liabilities, employee benefit plans, litigation and legal matters, labor matters, tax matters, environmental matters and title to its properties. LLE and the Offeror represent and warrant, among other things, as to their respective organization and qualification, capital stock, corporate authority to enter into and perform the LLE Merger Agreement and the absence of conflict of such actions with its other obligations, and interim operations of LLE and the Offeror. LLE also makes certain representations and warranties concerning its financial reports, employee benefit plans, litigation and legal matters, labor matters, tax matters, environmental matters and title to its properties. The representations and warranties of LLE, the Offeror and Safety-Kleen will terminate upon consummation of the LLE Merger.

  Conduct of Business Pending the LLE Merger. Pursuant to the LLE Merger Agreement, Safety-Kleen has agreed that unless LLE shall otherwise agree in writing (which agreement shall not be unreasonably withheld), prior to the Effective Time:

    (a) the business of Safety-Kleen and its subsidiaries will be conducted in the ordinary and usual course of business, and Safety-Kleen will use its reasonable best efforts to maintain and preserve intact its and its subsidiaries' business organization, assets, employees, officers and consultants and advantageous business relationships;

    (b) neither Safety-Kleen nor any of its subsidiaries will directly or indirectly do any of the following: (i) except in the ordinary course of business, sell, pledge, dispose of or encumber any assets of Safety-Kleen or of any of its subsidiaries; (ii) amend its charter or by-laws or similar organizational documents; (iii) split, combine or reclassify any shares of its capital stock or declare, set aside, make or pay any dividend or distribution payable in cash, stock, property or otherwise with respect to any of its capital stock (except as contemplated by the Rights Agreement and except for (x) cash dividends to shareholders of Safety-Kleen declared in the ordinary course of business and consistent with past practice and
  (y) dividends by wholly owned subsidiaries of Safety-Kleen); (iv) redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire any capital stock of Safety-Kleen; (v) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or other reorganization of Safety-Kleen; or (vi) authorize or propose any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing;

    (c) neither Safety-Kleen nor any of its subsidiaries will, directly or indirectly, (i) except for Shares (and the associated Rights) issuable upon exercise of options outstanding under the Option Plans on the date of the LLE Merger Agreement, issue, sell, pledge, dispose of or encumber, or authorize, propose or agree to the issuance, sale, pledge, disposition or encumbrance of, any shares of, or any options, warrants or rights of any kind to acquire any shares of or any securities convertible into or exchangeable or exercisable for any shares of, its capital stock of any class or any other securities in respect of, in lieu of, or in substitution for Shares outstanding on the date hereof; (ii) make any material acquisition, by means of merger, consolidation or otherwise, or material disposition (other than disposition of assets in the ordinary course of business), of assets or securities, or make any loans, advances or capital contributions to, or investment in, any individual or entity (other than to Safety-Kleen or a wholly owned subsidiary of Safety-Kleen);
  (iii) except in the ordinary course of business, and other than indebtedness to or guarantees for the benefit of Safety-Kleen or any affiliate of Safety-Kleen and borrowings to fund payments to holders of Options as contemplated by the LLE Merger Agreement, incur any indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for, the obligations of any other individual or entity; (iv) change the capitalization of Safety-Kleen (other than the incurrence of indebtedness otherwise permitted in the LLE Merger Agreement); (v) except in the ordinary course, change any assumption underlying, or method of calculating, any bad debt, contingency or other reserve; (vi) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingency or otherwise), other than the payment, discharge or satisfaction of liabilities in the ordinary course of business or as required by applicable law; (vii) waive, release, grant or transfer any rights of value or modify or change in any material respect any existing license, lease, contract or other document, other than in the ordinary course of business; or (viii) authorize any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

    (d) except for the payment to holders of Options as contemplated by the LLE Merger Agreement, neither Safety-Kleen nor any of its subsidiaries will (except for salary increases or other employee benefit arrangements in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to Safety-Kleen and its subsidiaries, taken as a whole, or as may be required pursuant to any agreements in effect at the date of the LLE Merger Agreement) adopt or amend or take any actions to accelerate any rights or benefits under (except as may be required by law) any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment, severance, termination or other employee benefit plan, agreement, trust, fund or other arrangement for the benefit or welfare of any employee or any officer or director or former employee or, in the ordinary course of business, consistent with past practice, increase the compensation or fringe benefits of any employee or former employee or pay any benefit not permitted by any existing plan, arrangement or agreement;

    (e) except in the ordinary course of business, neither Safety-Kleen nor any of its subsidiaries will make any tax election or settle or compromise any federal, state, local or foreign income tax liability;

    (f) except in the ordinary course of business, neither Safety-Kleen nor any of its subsidiaries will permit any insurance policy naming it as beneficiary or a loss payee to be cancelled or terminated without notice to LLE; and

    (g) neither Safety-Kleen nor any of its subsidiaries will agree, in writing or otherwise, to take any of the foregoing actions or any action which would make any representation or warranty of Safety-Kleen in the LLE Merger Agreement untrue or incorrect so as to result in any change(s) or effect(s) that, individually, or in the aggregate, are materially adverse to the financial condition, properties, business of Safety-Kleen and its subsidiaries taken as a whole, or that would prevent or materially delay Safety-Kleen from performing its obligations under the Merger Agreement (a "Material Adverse Effect").

  No Solicitation of Proposals. The LLE Merger Agreement provides that Safety-Kleen (and its subsidiaries and affiliates) will not, and will use their best efforts to ensure that their respective directors, officers, employees, representatives and agents do not, directly or indirectly, solicit or initiate inquiries or proposals from, or provide any confidential information to, or participate in any discussions or negotiations with, any person or entity (other than LLE and its subsidiaries and their respective directors, officers, employees, representatives and agents) concerning (a) any merger, sale of assets not in the ordinary course (except for any sale of assets otherwise permitted under the terms of the LLE Merger Agreement), or other similar transaction involving Safety-Kleen or any subsidiary or division of Safety-Kleen, or the sale of any equity interest in Safety-Kleen or any subsidiary, or (b) any sale by Safety-Kleen or its subsidiaries of authorized but unissued Shares or of any shares (whether or not outstanding) of any of Safety-Kleen's subsidiaries (all such inquiries and proposals being referred to herein as "Acquisition Proposals"), provided, however, that nothing contained in such provisions of the LLE Merger Agreement prohibits Safety-Kleen or its Board of Directors from (i) subject to certain duties to consult with LLE and the Offeror, issuing a press release or otherwise publicly disclosing the terms of the LLE Merger Agreement; (ii) proceeding with the transactions contemplated by the LLE Merger Agreement; (iii) communicating to Safety-Kleen's shareholders a position as contemplated by Rule 14e-2 promulgated under the Exchange Act; (iv) making any disclosure to Safety-Kleen's shareholders which, in the judgment of the Board of Directors of Safety-Kleen, with the advice of outside counsel, should reasonably be made under applicable law (including, without limitation, laws relating to the fiduciary duties of directors) or (v) taking any non-appealable, final action ordered to be taken by Safety-Kleen by any court of competent jurisdiction; and, provided, further, that the Board of Directors of Safety-Kleen may, on behalf of Safety-Kleen, furnish or cause to be furnished information and may direct Safety-Kleen, its directors, officers, employees, representatives or agents to information, in each case pursuant to appropriate confidentiality agreements, and to participate in discussions or negotiations with any person or entity commencing any Acquisition Proposal which was not solicited by Safety-Kleen or any of its subsidiaries or affiliates or any of their respective directors, officers, employees, representatives or agents, or which did not otherwise result from a breach of such non-solicitation provisions of the LLE Merger Agreement, if (x) the Board of Directors of Safety-Kleen concludes in good faith, after consultation with its financial advisor, that such person or entity has made or is reasonably likely to make a bona fide Acquisition Proposal for a transaction more favorable to Safety-Kleen's Shareholders from a financial point of view than the transactions contemplated hereby, and (y), in the opinion of the Board of Directors of Safety-Kleen, only after receipt of advice from its independent legal counsel, the failure to provide such information or access or to engage in such discussions or negotiations would cause the Board of Directors of Safety-Kleen to violate its fiduciary duties to Safety-Kleen's Shareholders under applicable law (an Acquisition Proposal which satisfies clauses (x) and (y) being hereinafter referred to as a "Superior Proposal").

  Safety-Kleen has agreed pursuant to the LLE Merger Agreement to immediately notify LLE of the terms of any proposal, discussion, negotiation or inquiry (and to disclose any written materials received by Safety-Kleen in connection with such proposal, discussion negotiation, or inquiry) and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction unless the Board of Directors of Safety-Kleen determines, based on the advice of outside legal counsel to Safety-Kleen, that giving such notice would cause the Board of Directors of Safety-Kleen to violate its fiduciary duties to Safety-Kleen's shareholders under applicable law. Safety-Kleen agrees pursuant to the LLE Merger Agreement to, and to cause each subsidiary to, immediately cease and cause to be terminated any existing activities, discussions or negotiations by Safety-Kleen, its subsidiaries or any officer, director or employee of, or investment banker, attorney, accountant or other advisor or representative of, Safety-Kleen or any subsidiary with parties conducted prior to the date of the LLE Merger Agreement with respect to any of the foregoing.

  The LLE Merger Agreement also provides that, except as set forth therein, neither the Board of Directors of Safety-Kleen nor any committee thereof shall
(a) withdraw or modify, or propose to withdraw or modify, in a manner adverse to LLE or the Offeror, the approval or recommendation by the Board of Directors of Safety-Kleen or any such committee of the LLE Merger Agreement or the LLE Merger, (b) approve or recommend, or propose to approve or recommend, any Acquisition Proposal, or (c) enter into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, the Board of Directors of Safety-Kleen may (subject to the terms of this and the following sentence) withdraw or modify its approval or recommendation of the LLE Merger Agreement or the LLE Merger, approve or recommend a Superior Proposal or enter into an agreement with respect to a Superior Proposal at any time after the second business day following LLE's receipt of written notice advising LLE that the Board of Directors of Safety-Kleen has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal; provided that Safety-Kleen shall not enter into an agreement with respect to a Superior Proposal unless Safety-Kleen has furnished LLE with written notice not later than noon (New York time) two business days in advance of any date that it intends to enter into such agreement and caused its financial and legal advisors to negotiate with LLE to make such amendments to the terms and conditions of the LLE Merger Agreement as would make the LLE Merger Agreement as so amended at least as favorable to Safety-Kleen's shareholders from a financial point of view as the Superior Proposal. In addition, the LLE Merger Agreement provides that if Safety-Kleen proposes to enter into an agreement with respect to any Acquisition Proposal, it shall concurrently with entering into such agreement pay, or cause to be paid, to LLE the Termination Amount (as defined and described in "--Fees and Expenses" below). The LLE Merger Agreement also includes a provision authorizing the Safety-Kleen Board of Directors to withdraw or modify the approval or recommendation by the Board of Directors of Safety-Kleen of the Revised LLE Offer or the LLE Merger if there is a material adverse change in the business or financial condition of LLE prior to consummation of the exchange pursuant to the Revised LLE Offer.

  Conditions to Consummation of the LLE Merger. The respective obligations of the parties to cause the LLE Merger to be consummated are subject to the satisfaction or waiver of certain conditions, including, among other things:
(a) the approval of the LLE Merger Agreement by the vote of the holders of two-thirds of Safety-Kleen's outstanding Shares; (b) no statute, rule, order, decree or regulation shall have been enacted or promulgated by any domestic government or any agency or authority of competent jurisdiction which prohibits the consummation of the LLE Merger; (c) consummation of the LLE Merger shall not result in violation of any applicable United States federal or state law providing for criminal penalties; and (d) no preliminary or permanent injunction or other order issued by any federal or state court of competent jurisdiction in the United States preventing the consummation of the LLE Merger shall be in effect; provided, however, that the parties to the LLE Merger Agreement shall have used their best efforts to have any such injunction or order vacated.

  The obligations of LLE to effect the LLE Merger are further subject to the condition that LLE and the Offeror shall have purchased all Shares duly tendered and not withdrawn pursuant to the terms of the LLE Offer, provided that this condition does not apply if the failure to purchase the Shares constitutes a breach of the LLE Merger Agreement by LLE or the Offeror.

  The obligation of Safety-Kleen to effect the LLE Merger is further subject to the condition that Safety-Kleen shall have received an opinion or certificate of a reputable expert firm confirming the solvency of the Surviving Corporation after the LLE Merger and related financings addressed to or for the benefit of the Board of Directors of Safety-Kleen so that the Board of Directors of Safety-Kleen is entitled to rely thereon.

  Termination. The LLE Merger Agreement may be terminated, and the LLE Merger abandoned, prior to the Effective Time, either before or after its approval by Safety-Kleen's shareholders, as follows: (a) by the mutual written consent of Safety-Kleen and LLE; (b) by either LLE or Safety-Kleen if any governmental body or regulatory authority of the United States of America shall have issued an order, decree or ruling or taken any other action, in each case permanently enjoining, restraining or otherwise prohibiting the LLE Merger and such order, decree, ruling or other action shall have become final and non-appealable; provided that such right to terminate the LLE Merger Agreement shall not be available to any party that has breached its obligations under the LLE Merger Agreement to use its commercially reasonable best efforts to take such actions as are necessary to consummate the transactions contemplated by the LLE Merger Agreement; (c) by either LLE or Safety-Kleen if the Shares tendered pursuant to the Revised LLE Offer have not been acquired by LLE or the Offeror on or before June 30, 1998; (d) by the Board of Directors of LLE, (i) if prior to the exchange of tendered Shares pursuant to the Revised LLE Offer Safety-Kleen shall have breached any of its representations and warranties or failed to comply with any of the covenants or agreements (without, in each instance, giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein) contained in the LLE Merger Agreement to be complied with or performed by Safety-Kleen at or prior to consummation of the LLE Merger and such breach or failure shall have resulted in a Material Adverse Effect, or (ii) Safety-Kleen shall have received from a third party a bona fide Acquisition Proposal, and the Board of Directors of Safety-Kleen, shall have accepted such a proposal or (iii) the Board of Directors of Safety-Kleen shall have withdrawn or modified in a manner adverse to LLE or the Offeror its approval or recommendation with respect to the LLE Merger; or (e) by the Board of Directors of Safety-Kleen, if (i) prior to the exchange of tendered Shares pursuant to the Revised LLE Offer, LLE or the Offeror shall have breached in any material respect any of its representations and warranties or failed to comply in any material respect with any of the covenants or agreements contained in the LLE Merger Agreement to be complied with or performed by LLE or the Offeror, or (ii) if Safety-Kleen enters into a written agreement concerning a transaction that constitutes a Superior Proposal, provided that Safety-Kleen shall have complied with the provisions described under "--No Solicitation of Proposals" above (including the payment of the Termination Amount).

  In the event of termination of the LLE Merger Agreement by either Safety-Kleen or LLE, no party to the LLE Merger Agreement (or any of its directors, officers, employees, agreements, legal and financial advisors or other representatives) shall have any liability or further obligation to any other party to the LLE Merger Agreement, except with respect to the covenants in the LLE Merger Agreement relating to confidential information and payment of expenses. In addition, LLE, the Offeror and Safety-Kleen will each remain liable for any wilful breach by it of the LLE Merger Agreement.

  Amendment. Subject to the applicable provisions of the WBCL and the DGCL, the LLE Merger Agreement may be amended by the parties thereto, at any time before or after any required approval of matters presented in connection with the LLE Merger by the shareholders of Safety-Kleen; provided, however, that after any such approval, there shall be made no amendment that by law requires further approval by such shareholders without the further approval of such shareholders. The LLE Merger Agreement may not be amended except by an instrument in writing signed by the parties thereto. After the purchase of Shares pursuant to the Revised LLE Offer but prior to the Effective Time, any amendment to the LLE Merger Agreement requires the concurrence of a majority of the Safety-Kleen directors (if any) not appointed by LLE.

  Waiver. Subject to the applicable provisions of the WBCL and the DGCL, at any time prior to the Effective Time, any party to the LLE Merger Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other parties thereto, or (b) subject to certain limitations after shareholder approval has been obtained, waive compliance with any of the agreements or conditions contained herein. In addition to the provisions contained in the LLE Merger Agreement regarding the failure to object to notice of certain defaults, at any time prior to consummation of the LLE Merger any party thereto may waive any inaccuracies in the representations and warranties contained herein or in any documents delivered pursuant thereto. Any agreement on the part of a party to the LLE Merger Agreement to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. After the purchase of Shares pursuant to the Revised LLE Offer but prior to the Effective Time, any waiver by Safety-Kleen under the LLE Merger Agreement requires the concurrence of a majority of the Safety-Kleen directors (if any) not appointed by LLE.

  Fees and Expenses. The LLE Merger Agreement provides that Safety-Kleen and LLE will each pay its own expenses in connection with the LLE Merger Agreement and the transactions contemplated thereby, but that if LLE terminates the LLE Merger Agreement prior to the purchase of Shares pursuant to the Revised LLE Offer because, (i) Safety-Kleen has accepted an Acquisition Proposal from a third party, (ii) the Safety-Kleen Board of Directors has failed to recommend approval of the LLE Merger to the Safety-Kleen Shareholders (if shareholder approval is required), (iii) the Safety-Kleen Board of Directors withdraws or modifies its approval or recommendation with respect to the LLE Merger, or
(iv) Safety-Kleen has breached a representation or warranty or failed to comply with a covenant included in the LLE Merger Agreement and such breach or failure has resulted in a material adverse effect on Safety-Kleen's business or financial condition, LLE shall be entitled to reimbursement of up to $25 million in expenses incurred in connection with the Revised LLE Offer or the LLE Merger Agreement. The LLE Merger Agreement also provides that if Safety-Kleen terminates the LLE Merger

Agreement because of a breach of a LLE representation or warranty or failure to satisfy a covenant or agreement, Safety-Kleen shall be entitled to reimbursement of up to $25 million in expenses incurred in connection with the LLE Merger Agreement and the transactions contemplated thereby.

  Effect on Benefit Plans and Related Matters. The Merger Agreement provides that for a period of two years following the Effective Time, LLE intends to cause the Surviving Corporation to provide employee benefit plans and programs for the benefit of employees of the Surviving Corporation and its subsidiaries that are in the aggregate no less favorable to such employees than the employee benefit plans of the Company and its affiliates existing on the date of the LLE Merger Agreement. All service credited to each employee by Safety-Kleen through the Effective Time shall be recognized by LLE or the Surviving Corporation for purposes of eligibility and vesting under any employee benefit plan provided directly or indirectly by LLE or the Surviving Corporation for the benefit of the employees and in which the respective employees participate.

  The LLE Merger Agreement also provides that LLE shall cause the Surviving
Corporation: (i) to honor (without modification) and assume Safety-Kleen's written employment agreements, severance agreements and consulting agreements, all as in effect on the date of the LLE Merger Agreement; and (ii) not to terminate or adversely amend in any manner which adversely affects the benefits that participants in such plans are entitled to thereunder with respect to any periods prior to and including the Effective Time. The LLE Merger Agreement also states that LLE intends to cause the Surviving Corporation to continue to maintain an office in Elgin, Illinois for two years after the Effective Time.

  Notices. Safety-Kleen, LLE and the Offeror agree pursuant to the LLE Merger Agreement to give prompt notice to each other at any time from the date of the LLE Merger Agreement to the Effective Time of the obtaining by it of actual knowledge as to the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause a breach of any covenant, representation or warranty contained in the LLE Merger Agreement so as to result in a Material Adverse Effect or in a material adverse effect upon LLE or any of its affiliates. If any party receiving a notice shall not object thereto within five business days after receiving such Default Notice, then such party shall be deemed to have waived all rights accruing to it as a result of such breach. A party shall object to such a Default Notice by giving timely notice of such party's objection thereto as provided herein to the party giving such notice. For purposes of this provision, the "actual knowledge" of a party to the LLE Merger Agreement means the best actual knowledge of its chairman of the board, president and chief financial officer.

  Exchange of Shares For Merger Consideration. Promptly after the Effective Time, each shareholder of record of Safety-Kleen will be provided with written instruction from a payment agent designated by LLE, with the prior approval of Safety-Kleen (the "Exchange Agent") as to how Shares may be surrendered and exchanged for payment of the LLE Merger Consideration. Certificates evidencing Shares should not be surrendered for payment prior to receipt of written instructions from the Exchange Agent. As of the Effective Time, LLE will deposit with the Exchange Agent cash and LLE Common Stock sufficient to pay the Revised LLE Offer Consideration.

  Conditions of the Revised LLE Offer.

  1. Minimum Tender Condition. The Revised LLE Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date a number of Shares which, together with Shares owned by LLE and its affiliates, will constitute at least two-thirds of the total number of outstanding Shares on a fully diluted basis (as though all outstanding options or other outstanding securities convertible into or exercisable or exchangeable for Shares, other than the Rights, had been so converted, exercised or exchanged) as of the date the Shares are accepted for exchange by LLE pursuant to the Revised LLE Offer. Under the terms of the LLE Merger Agreement, this condition cannot be waived by LLE without the consent of Safety-Kleen. As of March 16, 1998, LLE owned 601,100 Shares, or approximately 1.03% of the outstanding Shares. LLE has stated that it believes that, based on its ownership of Shares and Safety-Kleen's outstanding Shares at September 6, 1997, the Minimum Tender Condition would be satisfied if at least an aggregate of 42,302,789 Shares (or 66 2/3%) of the Shares expected to be outstanding immediately prior to the consummation of the Revised LLE Offer had been validly tendered pursuant to the Revised LLE Offer and not withdrawn.

  2. Solvency Opinion Condition. Under the terms of the LLE Merger Agreement, LLE has agreed that it will not purchase Shares pursuant to the Revised LLE Offer unless, prior to such purchase, LLE has delivered to Safety-Kleen an opinion or certificate of a reputable expert firm confirming the solvency of the surviving corporation after the LLE Merger (which opinion may assume that the purchase of Shares pursuant to the Revised LLE Offer and the LLE Merger are consummated simultaneously) and related financings, addressed to or for the benefit of the Board of Directors of Safety-Kleen. This condition cannot be waived without the consent of the Safety-Kleen Board of Directors.

  3. Certain Other Conditions of the Revised LLE Offer. Notwithstanding any other provision of the Revised LLE Offer and subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to LLE's obligation to exchange or return tendered Shares promptly after the termination or withdrawal of the Revised LLE Offer), and subject to LLE's obligation under the LLE Merger Agreement to use its commercially reasonable best efforts to consummate the transactions contemplated by the LLE Merger Agreement (the "Best Efforts Obligation"), LLE shall not be required to accept for exchange or exchange any Shares, may postpone the acceptance for exchange or exchange for tendered Shares and may, in its sole discretion, terminate or amend the Revised LLE Offer as to any Shares not then exchanged, if at the Expiration Date the Minimum Tender Condition has not been satisfied or waived or if on or after the date of commencement of the Revised LLE Offer and on or prior to the Expiration Date any of the following events shall not have occurred:

    (a) The shares of LLE Common Stock (and accompanying Rights) which shall be issued to the Safety-Kleen Shareholders in the Revised LLE Offer and the LLE Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

    (b) The Registration Statement registering the LLE Common Stock included in the Revised LLE Offer shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Commission.

    (c) No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Revised LLE Offer and/or the LLE Merger or any of the other transactions contemplated by this Prospectus shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any court, administrative agency or commission or other governmental authority or instrumentality which prohibits, restricts or makes illegal the consummation of the Revised LLE Offer and/or the LLE Merger.

    (d) There shall not have occurred or been threatened (i) any general suspension of trading in, or limitation on times or prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) any significant adverse change in interest rates, the financial markets or major stock exchange indices in the United States or abroad or in the market price of Shares, including, without limitation, a decline of at least 10% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 Index from that existing at the close of business on January 14, 1998, (iii) any change in the general political, market, economic, regulatory or financial conditions in the United States or abroad that could, in the reasonable judgment of LLE, have a material adverse effect upon the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, license or franchises, results of operations or prospects of Safety-Kleen or any of its subsidiaries or the trading in, or value of, the Shares, (iv) any material change in United States currency exchange rates or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) any limitation (whether or not mandatory) by any government, domestic, foreign or supranational, or governmental entity on, or other event that in the reasonable judgment of LLE might affect, the extension of credit by banks or other lending institutions, (vii) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (viii) in the case of any of the foregoing existing at the time of the commencement of the Revised Offer, a material acceleration or worsening thereof.

    (e) The representations and warranties of Safety-Kleen set forth in the LLE Merger Agreement shall be true and correct in all material respects.

    (f) Safety-Kleen shall have performed all obligations and complied with any agreement or covenant of Safety-Kleen to be performed or complied with by it under the LLE Merger Agreement.

    (g) The LLE Merger Agreement shall not have been terminated in accordance with its terms.

  The foregoing conditions (a) through (g) are for the sole benefit of LLE and, subject to the Best Efforts Obligation, may be asserted by LLE regardless of the circumstances giving rise to any such conditions or may be waived by LLE in whole or in part (other than the condition relating to effectiveness of this Registration Statement). LLE reserves the right to assert the failure of a condition following expiration of the Revised LLE Offer but prior to acceptance for exchange in order to delay exchange or avoid the obligation to exchange properly tendered Shares: LLE will either promptly exchange such Shares or promptly return such Shares.

  (b)(6) Confidentiality Agreement

  Safety-Kleen and LLE have entered into a bilateral confidentiality agreement pursuant to which each party agrees to maintain the confidentiality of information furnished to it by the other.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  Item 4(a) of the Schedule 14D-9 is hereby amended and restated, as follows:

  (a) Recommendation Of The Board of Directors.

  THE BOARD OF DIRECTORS OF SAFETY-KLEEN (THE "BOARD"), HAVING NEGOTIATED IMPROVEMENTS IN LLE'S PROPOSED TRANSACTION REFLECTED IN THE TERMS OF THE REVISED LLE OFFER, HAS UNANIMOUSLY DETERMINED TO APPROVE THE REVISED LLE OFFER AND RECOMMENDS THAT SHAREHOLDERS OF SAFETY-KLEEN TENDER THEIR SHARES PURSUANT TO THE REVISED LLE OFFER.

  Rights Agreement. In light of its determination stated above, the Board decided at its March 15, 1998 meeting to amend the Rights Agreement to exempt LLE'S purchases of Shares pursuant to the LLE Merger Agreement.

  Business Combination Statute. In light of its determination stated above, the Board at its March 15 meeting approved the LLE Merger Agreement, thereby rendering Section 180.1141 of the Wisconsin Statutes inapplicable to the LLE Merger. Section 180.1141 would otherwise have restricted consummation of the LLE Merger until three years after closing of the Revised LLE Offer.

  Item 4(b) of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

  (b)(1) and (b)(2) Background and Reasons for the Recommendation.

  Following unsuccessful negotiations on March 10 and March 11, 1998, representatives of Safety-Kleen and LLE conducted negotiations on March 13, 14, and 15, 1998, concerning the terms of the LLE Merger Agreement and the consideration payable thereunder. Also on March 14, Safety-Kleen and LLE entered into a confidentiality agreement. As a result of these negotiations, LLE agreed with Safety Kleen to amend the consideration in its proposed transaction to $18.30 in cash and 2.8 shares of LLE Common Stock.

  At a special meeting of the Board of Directors of Safety-Kleen on March 15, Safety-Kleen's legal advisors advised the Board of the progress of the negotiations with LLE. The Board discussed the LLE Transaction, including its structure and the improvements reflected in the Revised LLE Offer Consideration. William Blair then made a presentation and rendered its written opinion to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the consideration to be received by the holders of Shares in the LLE Transaction is fair to such holders from a financial point of view, and reviewed with the Board the financial analysis performed by it in connection with its opinion (see "--Opinions of Financial Adviser--March 15, 1997 Opinion").

  In the course of reaching its determining with respect to the Revised LLE Offer referred to in Item 4(a), the Board at its meeting on March 15, 1998, consulted with Safety-Kleen legal counsel and William Blair, and considered a number of factors, including, but not limited to:

    (i) the Board's knowledge of Safety-Kleen's financial performance and future opportunities and prospects;

    (ii) the presentation of William Blair at the March 15, 1998 Board meeting and the written opinion of William Blair dated March 15, 1998 that, based upon and subject to the matters set forth therein and as of the date thereof, the Revised LLE Offer Consideration to be received by Safety-Kleen's shareholders in the LLE Transaction is fair to Safety-Kleen's shareholders from a financial point of view; the full text of the March 15, 1998 opinion of William Blair is attached hereto as Annex A and should be read in its entirety (See "--(3) Opinions of Financial Advisor--March 15, 1998 Opinion" below);

    (iii) the fact that at the conclusion of the process of exploring strategic alternatives, the Philip Merger, providing for $27 per share all cash consideration, failed to obtain the approval of Safety-Kleen shareholders, leaving no viable alternative of comparable value to the LLE Transaction;

    (iv) negotiated improvements reflected in the Revised LLE Offer
  Consideration;

    (v) the fact that the Revised LLE Offer Consideration has a value of slightly over $30 (based on LLE's closing stock price of $4.25 on March 13, 1998), representing a premium of more than 68% over the closing price of $17.81 per Share on August 7, 1997, the last trading day prior to the public announcement that Safety-Kleen was considering strategic alternatives and had retained William Blair in connection therewith; and

    (vi) the terms and conditions of LLE Merger Agreement, including its provisions concerning the improvement and protection, of benefits for employees. The Board's consideration of these benefits was part of its consideration under the Wisconsin Constituency Statute of the effects of the LLE Merger Agreement on Safety-Kleen's employees.

In addition, the Board considered the fact that Mr. Jannotta, a Director of Safety-Kleen, is a Senior Director of William Blair.

  The foregoing describes all material factors considered and given weight by the Board in connection with its evaluation of the Revised LLE Offer. In view of the variety of factors considered in connection with its evaluation of the Revised LLE Offer, the Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual members of the Board may have given different weight to different factors. The Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

  Following the March 15th Board meeting, Safety-Kleen, LLE and the Offeror entered into the LLE Merger Agreement. Safety-Kleen and LLE also issued press releases announcing the LLE Merger Agreement on March 16, 1998, which are filed as Exhibits 58 and 59 to the Schedule 14D-9 and incorporated herein by reference.

  (3) Opinions of Financial Advisor.

  March 15, 1998 Opinion. At the March 15, 1998 meeting of the Safety-Kleen Board of Directors, William Blair rendered its oral opinion (which opinion was subsequently confirmed by delivery of a written opinion dated March 15, 1998), that, as of such date, and based upon and subject to the factors and assumptions set forth in such opinion, the consideration to be received by Safety-Kleen's shareholders in the LLE Transaction is fair to Safety-Kleen's shareholders from a financial point of view. The full text of William Blair's opinion to Safety-Kleen's Board of Directors dated as of March 15, 1998 is attached hereto as Annex A and is incorporated herein by reference and should be read in its entirety in connection with this Statement. The following summary of William Blair's opinion is qualified in its entirety by reference to the full text of William Blair's opinion. William Blair's opinion was addressed to the Safety-Kleen Board of Directors for the purposes of its evaluation of the LLE Transaction and does not constitute a recommendation to any Safety-Kleen shareholder as to whether such shareholder should tender Shares into the Revised LLE Offer.

  In connection with its opinion, William Blair reviewed a final draft of the LLE Merger Agreement, including its financial terms and conditions, as well as certain financial and other information that was publicly available or furnished to William Blair by Safety-Kleen, including certain internal financial analyses, financial forecasts, reports and other information prepared by the management of Safety-Kleen. William Blair held discussions with members of management of Safety-Kleen concerning Safety-Kleen's historical and current operations, financial condition and prospects. In addition, William Blair (i) compared the financial position and operating results of Safety-Kleen with those of publicly traded companies William Blair deemed relevant for its opinion; (ii) compared certain financial terms of the LLE Transaction to certain financial terms of other selected business combinations William Blair deemed relevant for its opinion and (iii) conducted such other financial studies, analyses and investigations and reviewed such other factors as William Blair deemed appropriate for the purposes of rendering its opinion. In connection with William Blair's review of the LLE Transaction and the preparation of its opinion, William Blair: (a) analyzed the historical revenue, operating earnings, net income, dividend capacity and capitalization of both LLE and certain other publicly held companies that William Blair believes to be comparable to LLE; (b) analyzed certain publicly available financial and other information relating to LLE and the unaudited pro forma combined financial information in the Revised Amended Prospectus and performed a sensitivity analysis on such pro forma financial information based upon variable synergy assumptions; (c) reviewed the historical market prices and trading volume of the LLE Common Stock as well as its stock ownership and analyzed factors which could influence the trading price of the LLE Common Stock on the anticipated closing date for the Revised LLE Offer; and (d) performed such other analyses as William Blair deemed appropriate. William Blair's opinion with respect to the LLE Transaction reflects only limited access to LLE management and no access to internal LLE projections.

  In rendering its opinion, William Blair relied upon and assumed the accuracy, completeness and fairness of all of the financial and other information that was available to it from public sources and that was provided to William Blair by Safety-Kleen. With respect to the financial projections supplied to William Blair, William Blair assumed that they were reasonably prepared and reflected the best currently available estimates and judgments of the management of Safety-Kleen as to the future operating and financial performance of Safety-Kleen. William Blair's opinion relates to financial fairness only as of the opinion date; no opinion is expressed as to the soundness of the financial condition of LLE subsequent to the effective time of the LLE Transaction. William Blair did not assume any responsibility for making any independent evaluation of Safety-Kleen's or LLE's respective assets or liabilities or for making any independent verification of any of the information reviewed by William Blair.

  William Blair's opinion was necessarily based on economic, market, financial and other conditions as they existed on March 15, 1998, the date of William Blair's opinion, and on the information made available to William Blair as of such date. It should be understood that, although subsequent developments may affect its opinion, William Blair does not have any obligation to update, revise or reaffirm William Blair's opinion. The following is a summary of the material factors considered and principal financial analyses performed by William Blair to arrive at its opinion. William Blair performed certain procedures, including each of the financial analyses described below, and reviewed with the management of Safety-Kleen the assumptions upon which such analyses were based, and other factors.

  Current Nominal Value Received in the Revised LLE Offer. William Blair reviewed the Revised LLE Offer and, pursuant to its terms, LLE and a subsidiary propose to exchange, for each outstanding Share, cash in the amount of $18.30 plus 2.8 shares of LLE Common Stock. William Blair noted that on March 13, 1998, the LLE Common Stock closed at $4.25 per share. In addition, William Blair noted that for the four days following the March 9, 1998 Safety-Kleen shareholders meeting at which the Philip Merger was not approved, the average closing price of the LLE Common Stock was $4.11, and that the stock price at the time of the opinion of $4.25 would result in the stock portion having a market value of $11.90 per Share. Therefore, at the time of the opinion, the nominal value of the Revised LLE Offer was $30.20 per Share.

  Factors which could affect LLE's share price prior to closing of the Revised LLE Offer. William Blair identified several factors which could place downward pressure on the price of the LLE Common Stock prior to the closing of the Revised LLE Offer. The analysis utilized the same assumptions as set forth under "The Merger--Opinions of Financial Advisor--December 20, 1997 Opinion" in the Schedule 14D-9 as amended and restated on January 6, 1998 and "Recent Developments--Opinion of Financial Advisor--January 31, 1998 Opinion" in the
Schedule 14D-9 as amended on February 9, 1998. The principal factors include:

  1. Possible revision in financial analysts' estimates for accretion in LLE's fiscal 1998 EPS resulting from a combination of Safety-Kleen and LLE.

  2. Possible price/earnings multiple contraction in the LLE Common Stock prior to closing.

  3. The substantial market overhang resulting from the fact that Safety-Kleen shareholders would receive approximately 164 million shares of the LLE Common Stock in the Revised LLE Offer.

  4. The potential impact of an overall market correction.

  Based on the foregoing William Blair concluded that it is likely that there would be some downward movement in the LLE Common Stock price following an announcement of a definitive agreement with LLE. However, William Blair noted that these factors have already been communicated to investors and may already be influencing the LLE Common Stock price. Furthermore, William Blair opined that it is unlikely that such downward movement would be of substantial magnitude prior to closing.

  Summaries of Valuation Analyses. In connection with its opinion and the presentation of its opinion to the Board of Directors of Safety-Kleen, William Blair performed certain valuation analyses, including: (i) a comparison with comparable publicly traded companies, (ii) a discounted cash flow analysis,
(iii) an analysis of certain comparable acquisitions and (iv) a premium analysis. Such analyses are summarized below.

  Analysis of Certain Publicly Traded Companies. William Blair reviewed and compared certain financial information relating to Safety-Kleen to corresponding financial information, ratios and public market multiples for nine publicly traded companies in the environmental services industry. Five of these companies are solid waste management companies (the "Solid Waste Comparables") and four are in the industrial waste management industry (the "Industrial Waste Comparables"). The Solid Waste Comparables are (i) Allied Waste Industries, Inc., (ii) Browning-Ferris Industries, Inc., (iii) USA Waste Services, Inc., (iv) Waste Management, Inc. and (v) Waste Management International PLC. The Industrial Waste Comparables are (i) Clean Harbors, Inc., (ii) Envirosource, Inc., (iii) LLE and (iv) Philip Services, Inc. William Blair selected these companies because they are publicly traded companies which William Blair deemed most comparable to Safety-Kleen's operations and financial condition. Although William Blair compared the trading multiples of the selected companies at the date of William Blair's opinion to the implied purchase multiples of Safety-Kleen, none of the selected companies is identical to Safety-Kleen. The per Share price calculations based on such multiples ranged from $24.24 to $28.18 per Share.

  Among the information considered were revenue, operating income ("EBIT"), earnings before interest, taxes, depreciation and amortization ("EBITDA"), net income, earnings per share ("EPS"), gross profit margins, EBIT margins and net income margins, growth in revenues and net income, return on assets and equity, and capital structure. The multiples and ratios for Safety-Kleen and the comparable companies were based on the most recent publicly available financial information and on EPS estimates for 1998 and 1999 from First Call Corporation, and used the closing share prices as of March 13, 1998.

  William Blair observed that the multiples of common stock share price ("Price") to EPS, as well as multiples of market equity value plus book value of total debt (including minority interests and preferred stock) less cash and equivalents ("Enterprise Value") to revenues, EBIT and EBITDA implied by the terms of the LLE Transaction compared favorably, from Safety-Kleen's perspective, to the median of the corresponding multiples of the comparable companies. Specifically, the terms of the Revised LLE Offer implied 2.0x latest twelve month ("LTM") revenues, 17.0x LTM EBIT and 10.2x LTM EBITDA. By comparison, the analysis of selected environmental service companies resulted in a median multiple of 1.7x for Enterprise Value to LTM revenues, 14.6x for Enterprise Value to LTM EBIT and 8.5x for Enterprise Value to LTM EBITDA. The analysis of selected environmental service companies also resulted in a median multiple of 26.8x for the Price to LTM EPS, 21.6x for Price to estimated calendar 1998 EPS and 16.7x for Price to estimated calendar 1999 EPS. The terms of the Revised LLE Offer implied 28.2x for Price to LTM EPS, 24.8x for Price to estimated fiscal 1998 EPS and 22.0x for Price to estimated fiscal 1999 EPS.

  Discounted Cash Flow Analysis. Using a discounted cash flow ("DCF") analysis, William Blair estimated the net present value of the unleveraged free cash flows that Safety-Kleen could produce on a stand-alone basis over a five year period from 1998 to 2002. In estimating these cash flows the management of Safety-Kleen made certain assumptions about the operating performance of Safety-Kleen over the five year period. Such assumptions include assumptions regarding volume growth and pricing in Safety-Kleen's principal businesses. Over the five year period ending 2002, Safety-Kleen management projected volume growth for three of Safety-Kleen's principal businesses--North American Parts Cleaner Services, North American Industrial Waste Services and Automotive Parts Cleaner Services--to be 3.2%, 5.0% and 0.0% and annual price increases to be 5.6%, 2.7% and 1.0%, respectively. In its Oil Recovery Services business, Safety-Kleen management projected revenue to increase at a compound annual rate of 11% over the five year period ending 2002. Approximately 62% of the Oil Recovery Services growth is expected to result from increased sales of lubricating oils, primarily blended products. Also, approximately 9% of the total increase in Oil Recovery Services revenue over the same period reflects increases in base lubricating oil from $0.91 in 1998 to $ 1.00 by 2001. The balance of the increase reflects increases in oil collection volume and price. The estimates for cash flows are based upon the assumption that markets for the hazardous waste industry and that U.S. and international economic conditions remain relatively stable. Without limitation, these cash flow estimates assumed that certain possible changes or developments in Safety-Kleen's business, which could potentially favorably impact value, would not affect cash flow during such period. In calculating the "terminal value", William Blair assumed multiples of Enterprise Value to EBITDA ranging from 6.0x to 8.0x, which multiples William Blair believed to be appropriate for such an analysis. The annual and terminal free cash flows were discounted to determine a net present value of the unleveraged equity value of Safety-Kleen. Discount rates in a range of 10.0% to 12.0% were chosen based upon an analysis of the weighted average cost of capital of the publicly traded comparable group of companies described above. The DCF analysis indicated a valuation of the equity of Safety-Kleen of between $1.5 billion to $1.8 billion, or $24.95 to $29.56 per share. As a result, William Blair believes that the price to be paid in the Revised LLE Offer compares favorably, from Safety-Kleen's perspective, to the values indicated by the DCF analysis.

  Comparable Acquisitions. William Blair performed an analysis of selected recent merger or acquisition transactions in the environmental services industry. The selected transactions were chosen based on William Blair's judgment that they were generally comparable, in whole or in part, to the proposed transaction. In total William Blair examined sixteen transactions that were announced between March 17, 1995 and March 11, 1998 involving certain environmental services companies. The selected transactions were not intended to be representative of the entire range of possible transactions in the environmental services industry. Although William Blair compared the transaction multiples of these companies to the implied purchase multiples of Safety-Kleen, none of the selected companies is identical to Safety-Kleen.

  William Blair reviewed the consideration paid in such transactions in terms of the Enterprise Value of such transactions as a multiple of revenues, EBIT and EBITDA for the latest twelve months prior to the announcement of such transactions. Additionally, William Blair reviewed the consideration paid in such transactions in terms of the price paid for the common stock ("Equity Purchase Price") of such transactions as a multiple of net income for the twelve months prior to the announcement of such transactions. William Blair observed that the multiples of Equity Purchase Price to net income, as well as multiples of Enterprise Value to revenues, EBIT and EBITDA implied by the terms of the Revised LLE Offer compared favorably, from Safety-Kleen's perspective, to the median of the corresponding multiples of the comparable acquisitions.

  Such analysis of the sixteen acquisitions in the environmental services industry resulted in a median multiple of 1.7x for Enterprise Value to LTM revenues, 18.2x for Enterprise Value to LTM EBIT, 9.3x for Enterprise Value to LTM EBITDA and 25.3x for Equity Purchase Price to LTM net income. In contrast, the implied purchase multiples for Safety-Kleen were 2.0x for Enterprise Value to LTM revenues, 17.0x for Enterprise Value to LTM EBIT, 10.2x for Enterprise Value to LTM EBITDA and 28.2x for Equity Purchase Price to LTM net income.

  Premium Analysis. In addition to evaluating multiples paid in transactions in the environmental services industry, William Blair considered, for twenty six industrial transactions which were announced from March 29, 1996 to February 9, 1998 and whose Enterprise Value ranged from $783.4 million to $2.8 billion, the premiums paid over each company's stock price prior to the announcement of a transaction. The median premium paid in those transactions was 42.5%, 39.8% and 28.7%, respectively, over each company's stock price one month, one week and one day before each respective announcement. In contrast, the premium paid over the price of the Shares on July 8, 1997, August 1, 1997 and August 7, 1997, or one month, one week and one day, respectively, prior to the announcement that Safety-Kleen was evaluating strategic alternatives, was 75.1%, 71.3% and 69.6%, respectively. As a result, William Blair believes that the premium paid over the price of the Shares compares favorably, from Safety-Kleen's perspective, to the values indicated by the premium analysis.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  Item 6(b) of the Schedule 14D-9 is hereby amended and restated as follows:

  (b) To the best knowledge of Safety-Kleen, and subject to applicable securities laws and personal considerations, its executive officers, directors, affiliates and subsidiaries presently intend to tender, pursuant to the Revised LLE Offer, or otherwise sell, any Shares which are held of record or are beneficially owned by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  Item 7 of the Schedule 14D-9 is hereby amended and restated as follows:

  (a) Other than as set forth or referenced in Items 3(b) or 4, no negotiation is being undertaken or is underway by Safety-Kleen in response to the Revised LLE Offer which relates to or would result in:

    (1) an extraordinary transaction such as a merger or reorganization, involving Safety-Kleen or any subsidiary of Safety-Kleen;

    (2) a purchase, sale or transfer of a material amount of assets by Safety-Kleen or any subsidiary of Safety-Kleen.

    (3) a tender offer for or other acquisition of securities by or of Safety-Kleen; or

    (4) any material change in the present capitalization or dividend policy of Safety-Kleen.

  (b) Except as described above, in Item 3(b), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Revised LLE Offer which relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  Item 8(a) of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

  (a) Rights Agreement

  See Item 4(a) "--Rights Agreement," of this Amendment No. 29, incorporated herein by reference.

  Item 8(c) of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

  (c) State Takeover Statutes

  Item 8(c) of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the paragraph therein captioned "Business Combination Statute":

  See Item 4(a) "--Business Combination Statute," of this Amendment No. 29, incorporated herein by reference.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Safety-Kleen Corp.

                                             Donald W. Brinckman
                                          By: _________________________________
                                             Name: Donald W. Brinckman
                                             Title: Chairman and Chief
                                              Executive Officer

Dated: March 18, 1998

                                 EXHIBIT INDEX

  Except as noted below, the following Exhibits have been previously filed in connection with this Statement.

  EXHIBIT
    NO.                                 DESCRIPTION
  -------                               -----------
 Exhibit 1  Excerpts from Safety-Kleen's Proxy Statement, dated March 28, 1997, relating to Safety-Kleen's 1997 Annual Meeting of Shareholders.
 Exhibit 2  Share Ownership of Certain Beneficial Owners and Management.
 Exhibit 3  Agreement and Plan of Merger, dated as of November 20, 1997, by and among SK Parent Corp., SK Acquisition Corp. and Safety-Kleen Corp.
 Exhibit 4  Form of Change of Control Severance Agreement.
 Exhibit 5  Letter to Shareholders of Safety-Kleen Corp., dated December 22,
            1997.
 Exhibit 6  Press Release issued by Safety-Kleen Corp., dated December 22,
            1997.
 Exhibit 7  Text of September 24, 1997 letter from Laidlaw Environmental
            Services, Inc.
 Exhibit 8  Text of November 4, 1997 letter from Laidlaw Environmental
            Services, Inc.
 Exhibit 9  Text of November 13, 1997 letter from Laidlaw Environmental
            Services, Inc.
 Exhibit 10 Complaint filed by Safety-Kleen Corp. v. Laidlaw Environmental
            Services, Inc. (dated November 17, 1997, United States District
            Court of Illinois Eastern Division).
 Exhibit 11 Opinion of William Blair & Company L.L.C., dated November 20, 1997.
 Exhibit 12 Text of November 20, 1997 letter from Laidlaw Environmental
            Services, Inc.
 Exhibit 13 Verified Answer, Affirmative Defenses, and Counterclaim filed by
            Laidlaw Environmental Services, Inc. v. Safety-Kleen Corp., et al.
            (dated November 24, 1997, United States District Court for the
            Northern District of Illinois Eastern Division).
 Exhibit 14 Opinion of William Blair & Company L.L.C., dated December 20, 1997.
 Exhibit 15 Complaint filed by William Steiner against Donald W. Brinckman, et
            al. (dated November 4, 1997, Circuit Court of Cook County, Illinois
            Department, Chancery Division).
 Exhibit 16 Complaint filed by Josh Kaplan against Donald W. Brinckman, et al.
            (dated November 5, 1997, Circuit Court of Cook County, Illinois
            County Department, Chancery Division).
 Exhibit 17 Complaint filed by Gershon Knoll against Richard T. Farmer, et al.
            (dated November 5, 1997, Circuit Court of Cook County, Illinois
            County Department, Chancery Division).
 Exhibit 18 Complaint filed by Larry Hanon against Safety-Kleen Corp. et al.
            (dated November 5, 1997, Circuit Court of Cook County, Illinois
            County Department, Chancery Division).
 Exhibit 19 Complaint filed by Robin Fernhoff against Safety-Kleen Corp. et al.
            (dated November 6, 1997, Circuit Court of Cook County, Illinois
            County Department, Chancery Division).
 Exhibit 20 Complaint filed by Epstein Family Trust against Safety-Kleen Corp.
            et al (dated November 12, 1997, Circuit Court of Cook County,
            Illinois County Department, Chancery Division).
 Exhibit 21 Complaint filed by David Steinberg against Safety-Kleen Corp. et
            al. (dated December 5, 1997, Circuit Court of Cook County, Illinois
            County Department, Chancery Division).
 Exhibit 22 Press Release issued by Safety-Kleen Corp., dated January 8, 1998.
 Exhibit 23 Press Release issued by Safety-Kleen Corp., dated January 9, 1998.
 Exhibit 24 Definitive Additional Materials.
 Exhibit 25 Press Release issued by Safety-Kleen Corp., dated January 15, 1998.
 Exhibit 26 Definitive Additional Materials.
 Exhibit 27 Definitive Additional Materials.

 EXHIBIT
   NO.                                               DESCRIPTION
 -------                                             -----------
Exhibit 28    Definitive Additional Materials.
Exhibit 29    Press Release issued by Safety-Kleen Corp., dated January 27, 1998.
Exhibit 30    Press Release issued by Safety-Kleen Corp., dated February 4, 1998.
Exhibit 31    Letter to Shareholders of Safety-Kleen, dated February 2, 1998.
Exhibit 32    Press Release issued by Safety-Kleen Corp., dated February 2, 1998.
Exhibit 33    Opinion of William Blair & Company L.L.C., dated January 31, 1998.
Exhibit 34    Press Release issued by SK Parent, dated February 10, 1998.
Exhibit 35    Letter to Shareholders of Safety-Kleen Corp., dated February 12, 1998.
Exhibit 36    Press Release issued by Safety-Kleen Corp., dated February 13, 1998.
Exhibit 37    Press Release issued by Safety-Kleen Corp., dated February 16, 1998.
Exhibit 38    Press Release issued by Safety-Kleen Corp., dated February 18, 1998.
Exhibit 39    Press Release issued by Philip Services Corp., dated February 20, 1998.
Exhibit 40    Press Release issued by SK Parent Corp., dated February 20, 1998.
Exhibit 41    Press Release issued by Safety-Kleen Corp., dated February 20, 1998.
Exhibit 42    Definitive Additional Materials.
Exhibit 43    Press Release issued by SK Parent Corp., dated February 23, 1998.
Exhibit 44    Press Release issued by Safety-Kleen Corp., dated February 25, 1998.
Exhibit 45    Press Release issued by Safety-Kleen Corp., dated February 25, 1998.
Exhibit 46    Press Release issued by Philip Services Corp., dated February 26, 1998.
Exhibit 47    Letter to Shareholders of Safety-Kleen Corp., dated February 27, 1998.
Exhibit 48    Press Release issued by Safety-Kleen Corp., dated March 2, 1998.
Exhibit 49    Press Release issued by Safety-Kleen Corp., dated March 5, 1998.
Exhibit 50    Press Release issued by SK Parent Corp., dated March 5, 1998.
Exhibit 51    Definitive Additional Materials.
Exhibit 52    Definitive Additional Materials.
Exhibit 53    Definitive Additional Materials.
Exhibit 54    Press Release issued by Safety-Kleen Corp., dated March 6, 1998.
Exhibit 55    Press Release issued by Safety-Kleen Corp., dated March 9, 1998.
Exhibit 56    Press Release issued by Safety-Kleen Corp., dated March 10, 1998.
Exhibit 57    Press Release issued by Safety-Kleen Corp., dated March 12, 1998.
Exhibit 58    Press Release issued by Safety-Kleen Corp., dated March 16, 1998.
Exhibit 59    Press Release issued by Laidlaw Environmental Services, Inc. dated March 16, 1998.
Exhibit 60    Form of Confidentiality Agreement, dated March 13, between Safety-Kleen Corp. and Laidlaw
              Environmental Services, Inc.
Exhibit 61*   Opinion of William Blair & Company L.L.C., dated March 15, 1998.
Exhibit 62**  Revised Amended Prospectus (including the LLE Merger Agreement attached thereto as Annex A).

--------
*Filed herewith, replacing form of opinion filed with Amendment No. 28.
**The LLE Merger Agreement, including Schedule 1.1 thereto, included as Annex
   A of the Revised Amended Prospectus, is incorporated by reference in the
   Schedule 14D-9, but not included in the mailing to shareholders. No other section of the Revised Amended Prospectus is incorporated by reference herein or shall be deemed filed with the SEC by Safety-Kleen.